March 11, 2026

Ismini Panagiotidi
Chief Executive Officer and Chairwoman of the Board
Icon Energy Corp.
c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece

        Re: Icon Energy Corp.
            Registration Statement on Form F-1
            Filed March 6, 2026
            File No. 333-294110
Dear Ismini Panagiotidi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Jeeho M. Lee, Esq., of O   Melveny & Myers LLP